                                   FORM 10K/A2
                                   -----------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   -----------

                       AMENDMENT TO APPLICATION OR REPORT
                 Filed Pursuant to Section 12, 13, or 15(d) of
                       THE SECURITIES EXCHANGE ACT OF 1934


                     OLD REPUBLIC INTERNATIONAL CORPORATION
- -----------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)



                              AMENDMENT NO. ___2___

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its ANNUAL REPORT FOR 1994 on FORM 10-K as set forth in the pages attached hereto:

(List all such items, financial statements, exhibits or other portions amended).


                                    FORM 11-K


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          OLD REPUBLIC INTERNATIONAL CORPORATION
                                          --------------------------------------
                                                       (Registrant)




Date: May 26, 1995
                                          By:_________/s/A.C.Zucaro____________
                                                       (Signature)
                                                        President
                                                           and
                                                  Chief Executive Officer


                                 Total Page: 36

                      SECURITIES  AND  EXCHANGE  COMMISSION

                             WASHINGTON, D.C.  20549


                                  -------------


                                    FORM 11-K


                                  -------------


                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934



                   For The Fiscal Year Ended December 31, 1994



                                  -------------



                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN





                     OLD REPUBLIC INTERNATIONAL CORPORATION
                            307 NORTH MICHIGAN AVENUE
                             CHICAGO, ILLINOIS 60601

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.


                            THE OLD REPUBLIC INTERNATIONAL CORPORATION EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                            (Registrant)




                            By:____________/s/A.C.Zucaro______________________
                                        A. C. Zucaro,  Member of the
                                          Administration Committee




Date: May 26, 1995

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN


         REPORT ON AUDITS OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                      FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN


                 INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                        __________




                                                                         Pages
                                                                         -----

Report of Independent Accountants                                           1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits as of
    December 31, 1994 and 1993                                              2

   Statements of Changes in Net Assets Available for Plan Benefits
    for the years ended December 31, 1994 and 1993                          3

   Notes to Financial Statements                                          4-16

Supplemental Schedules (Required by the Department of Labor):

   Item 31 - Assets and Liabilities at December 31, 1994 and 1993          18

   Item 32 - Income, Expenses, and Changes in Net Assets for the
    year ended December 31, 1994                                           19

   Item 27a - Schedule I - Schedule of Assets  Held for Investment
    Purposes at December 31, 1994                                        20-23

   Item 27a - Schedule II - Schedule of Assets Held for Investment
    Purposes-Investment Assets Both Acquired and Sold in 1994              24

   Item 27d -Schedule of Reportable Transactions for the year
     ended December 31, 1994                                               25

Supplemental Schedules (Required by the Securities Exchange Commission):

   Schedule I has been omitted because the required information is shown in the financial statements or notes thereto.

   Schedule II - Allocation of Net Assets Available for Plan Benefits:
     Employees' Account by Investment Program - December 31, 1994
      and 1993                                                            26
     Companies' Account by Investment Program - December 31, 1994         27
     Companies' Account by Investment Program - December 31, 1993         28

   Schedule III - Allocation of Changes in Net Assets Available for
    Plan Benefits:
     Employees' Account by Investment Program - For the years ended
      December 31, 1994 and 1993                                         29
     Companies' Account by Investment Program - For the year ended
      December 31, 1994                                                  30
     Companies' Account by Investment Program - For the year ended
      December 31, 1993                                                  31


Note
Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Administration Committee
   of the Old Republic International Corporation
   Employees Savings and Stock Ownership Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for plan benefits of Old Republic International Corporation Employees Savings and Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As disclosed in Note 1 to the financial statements, Old Republic International Corporation Series D preferred shares have been valued at fair value as determined by the Board of Directors, based on appraisals received from an investment banker. Such preferred shares amount to $94,590,890 and $100,711,477 at December 31, 1994 and 1993 (64.8% and 66.2% respectively of total plan assets). We have reviewed the procedures applied by the Directors in valuing such securities and have inspected underlying documentation and in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of the valuation, the Board of Directors' estimate of fair values may differ significantly from the values that would have been used had a ready market existed for the securities, and the differences could be material.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and by the Securities and Exchange Commission's Regulation S-X. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             COOPERS & LYBRAND L.L.P.
Chicago, Illinois
April 17, 1995

                                            OLD REPUBLIC INTERNATIONAL CORPORATION
                                          EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                                     STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  December 31, 1994 and 1993
                                                        _______________


                                                         1994                                         1993
                                      ----------------------------------------    ------------------------------------------
                                       Employees'     Companies'     Combined       Employees'     Companies'     Combined
                                        Account        Account       Account         Account        Account       Account
                                      -----------   ------------   ------------    -----------   ------------   ------------
ASSETS
Investments, at fair value:
  Collective Trusts:
    Short-term Investment Fund        $ 9,861,108   $    123,805   $  9,984,913    $ 5,459,623   $    117,771   $  5,577,394
    Intermediate Bond Fund                  -             71,087         71,087          -             41,592         41,592
  Old Republic International Corporation:
    Series "D" preferred shares             -         94,590,890     94,590,890          -        100,711,477    100,711,477
    Common shares                       2,774,400      7,413,891     10,188,291      2,953,920     16,332,286     19,286,206
    Debentures                             14,400          -             14,400          -              -              -
  United States Government obligations  4,788,196          -          4,788,196      5,874,240          -          5,874,240
  Corporate bonds                      14,885,388          -         14,885,388     16,186,118          -         16,186,118
  Other common stock                    4,809,782          -          4,809,782      3,449,194          -          3,449,194
  Mutual funds                            273,224        554,691        827,915        290,709        267,543        558,252
                                      -----------   ------------   ------------    -----------   ------------   ------------
                                       37,406,498    102,754,364    140,160,862     34,213,804    117,470,669    151,684,473


Contributions receivable:
  Companies                                 -          5,255,167      5,255,167          -             24,909         24,909
  Employees                                 1,896          -              1,896          5,730          -              5,730
Accrued interest and dividends
    receivable                            466,100          2,948        469,048        411,673            394        412,067
                                      -----------   ------------   ------------    -----------   ------------   ------------
                                      $37,874,494   $108,012,479   $145,886,973    $34,631,207   $117,495,972   $152,127,179
                                      ===========   ============   ============    ===========   ============   ============

LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS
Notes payable to banks                $     -       $ 16,084,234   $ 16,084,234    $     -       $ 17,384,234   $ 17,384,234
Accrued interest payable                    -            164,026        164,026          -            137,676        137,676
Unpaid withdrawal benefits              1,059,343          -          1,059,343        169,779          -            169,779
Unpaid administrative expenses             45,020          5,211         50,231         19,654         26,636         46,290
                                      -----------   ------------   ------------    -----------   ------------   ------------
   Total liabilities                    1,104,363     16,253,471     17,357,834        189,433     17,548,546     17,737,979
                                      -----------   ------------   ------------    -----------   ------------   ------------

Net assets available for plan benefits:
  Allocated to participants            36,770,131     82,446,334    119,216,465     34,441,774     86,915,841    121,357,615
  Not allocated to participants             -          9,312,674      9,312,674          -         13,031,585     13,031,585
                                      -----------   ------------   ------------    -----------   ------------   ------------
   Total net assets available for
    plan benefits                      36,770,131     91,759,008    128,529,139     34,441,774     99,947,426    134,389,200
                                      -----------   ------------   ------------    -----------   ------------   ------------
                                      $37,874,494   $108,012,479   $145,886,973    $34,631,207   $117,495,972   $152,127,179
                                      ===========   ============   ============    ===========   ============   ============

See accompanying notes to financial statements.

                                            OLD REPUBLIC INTERNATIONAL CORPORATION
                                          EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        For the years ended December 31, 1994 and 1993

                                                         ____________



                                                        1994                                         1993
                                      ----------------------------------------    ------------------------------------------
                                       Employees'     Companies'     Combined       Employees'     Companies'     Combined
                                        Account        Account       Account         Account        Account       Account
                                      -----------   ------------   ------------    -----------   ------------   ------------
Additions:
  Company contributions               $     -       $  5,268,531  $  5,268,531     $     -       $  1,864,047  $  1,864,047
  Regular employee contributions        7,752,947          -         7,752,947       7,525,109          -         7,525,109
  Interest income                       1,796,593         33,043     1,829,636       1,580,594         36,216     1,616,810
  Dividend income                         208,270      3,152,664     3,360,934         137,536      3,399,942     3,537,478
  Net appreciation (depreciation) in fair
    value of investments               (1,630,289)    (7,141,410)   (8,771,699)        234,102    (12,132,570)  (11,898,468)
                                      -----------   ------------  ------------     -----------   ------------  ------------
                                        8,127,521      1,312,828     9,440,349       9,477,341     (6,832,365)    2,644,976
                                      -----------   ------------  ------------     -----------   ------------  ------------


Deductions:
  Termination and withdrawal benefits   5,773,798      8,360,587    14,134,385       4,621,370     10,320,599    14,941,969
  Interest expense                          -            879,687       879,687           -            778,663       778,663
  Administrative expenses                  25,366        260,972       286,338          19,654        243,510       263,164
                                      -----------   ------------  ------------     -----------   ------------  ------------
                                        5,799,164      9,501,246    15,300,410       4,641,024     11,342,772    15,983,796
                                      -----------   ------------  ------------     -----------   ------------  ------------


    NET ADDITIONS (DEDUCTIONS)          2,328,357     (8,188,418)   (5,860,061)      4,836,317    (18,175,137)  (13,338,820)



Net assets available for plan benefits,
 beginning of year                     34,441,774     99,947,426   134,389,200      29,605,457    118,122,563   147,728,020
                                      -----------   ------------  ------------     -----------   ------------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                          $36,770,131   $ 91,759,008  $128,529,139     $34,441,774   $ 99,947,426  $134,389,200
                                      ===========   ============  ============     ===========   ============  ============

See accompanying notes to financial statements.

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                              NOTES TO FINANCIAL STATEMENTS
                                        __________

1.  Summary of Significant Accounting Policies

    A.   Basis of Presentation

      The accompanying financial statements of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the Plan) include plan assets for employees of Old Republic International Corporation (the Corporation),and participating subsidiaries (the Companies or Employers). These financial statements and accompanying notes together provide only general information about the Plan. Participants should refer to the Plan agreement for a complete description of the Plan's provision.

    B.  Investments

      Investments in the Collective Trust-Short-term Investment Fund of the Northern Trust Company (Northern), are valued by the Northern at cost which approximates fair value, and consist of short term obligations. Investments in the Collective Trust - Intermediate Bond Fund that are traded on Security Exchanges are valued by the Trustee at the last sales price on the valuation date or, in the absence of any sales, at the bid price on the valuation date. Securities traded over-the-counter are valued at the final bid price on the valuation date. Temporary investments in short-term securities are carried at cost, which approximates market value. Investment in Old Republic International Corporation Series D preferred stock, which has not been registered, is stated at an appraised value based on an opinion submitted by an investment banker. Old Republic International Corporation common stock is stated at closing market value on the last business day of the year.

      The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. For purposes of generally accepted accounting principles the Plan uses the historical cost method for determining the basis of its investments, whereas, for ERISA reporting purposes the Plan uses the current value method for determining the basis of its investments. Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities are based on the average cost method. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date.

    C.  Contributions

      Contributions from employees (savings) are recorded in the period in which the Companies make payroll deductions from Plan participants.
      Participants elect the amount of contribution which ranges from a minimum of 1% to a maximum of 15% of recognized compensation as defined in the Plan. Any employee who does not contribute to the Plan will not receive a Company matching contribution. Employee contributions up to 6% will be matched. However, the maximum amount of contribution which can be matched per employee cannot exceed $9,000 (6% of $150,000) per Plan year. The maximum amount which can be withheld is 15% limited to $22,500 (15% of $150,000).

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________


1.  Summary of Significant Accounting Policies, Continued

    C.  Contributions, Continued

      There is no penalty for withdrawing a part of accumulated employee savings and earnings thereon. Participants may withdraw the lower of $15,000 or 50% of their accumulated savings balance as of the most recent calculation date (June 30 or December 31) in any one year without penalty. Such withdrawals are permitted only on January 1 or July 1 of each year.


      The company matching contribution is based on the following formula:

          Percentage of       If the percentage increase in average operating
        Recognized Compen-  earnings per share for the most recent five year sation Contributed  period is:
        ------------------  ---------------------------------------------------------
                                Less Than     6.01% to    9.01% to   15.01%    Over
                                   6%          9%          15%        20%      20%
                            -------------   -----------  ----------  -------  -------
                                The Resulting Employer Matching Contribution on the
                                 First 6%  of Employee Savings will be:
                            ---------------------------------------------------------
                1.00%              30%         40%          65%      100%      140%
        1.01 to 2.00%              28%         38%          63%       98%      138%
        2.01 to 3.00%              26%         36%          61%       96%      136%
        3.01 to 4.00%              24%         34%          59%       94%      134%
        4.01 to 5.00%              22%         32%          57%       92%      132%
        5.01 to 6.00%              20%         30%          55%       90%      130%
        6.01 to 15.00%             None        None         None      None     None
                            ---------------------------------------------------------

        . The percentage increase in average operating earnings per share is obtained by comparing the average operating earnings per share for the Company for the five years ending with the calculation year, with the same average for the five years ending the year prior to the calculation year. Operating earnings per share are determined pursuant to generally accepted accounting principles and are equal to net income per share exclusive of realized capital gains or losses and extraordinary items and income taxes applicable thereto.

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________

1.  Summary of Significant Accounting Policies, Continued

   C.    Contributions, Continued

       Company matching contributions are allocated on December 31, and a Plan participant receives a matching contribution only if:

       .  the Companies meet certain minimum profit objectives;

       . the participant completes 1,000 or more hours of service during the year;

       . the participant is employed by one of the Companies on December 31 of that year, died during the year, or retired during the year after age 65.

       Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula. The amount of the Companies' contributions are subject to the following limitations:

        . No contribution shall be made if the Companies' consolidated annual net profit before extraordinary items and taxes is less than $2,500,000.

        . No contribution shall be made by any Employer for any fiscal year which exceeds the maximum amount currently deductible by that Employer under section 404 of the Internal Revenue Code.

        . No contribution shall be made by any Employer for any fiscal year which would cause its total contribution to exceed the amount of its annual net profit before taxes and its accumulated earnings.

       The above, not-withstanding for 1993 only the company matching contri-bution has been calculated in the normal fashion and is represented by interest recoveries on previous years' advances from Plan Sponsor (See
       Note 9). As a result, 1993 Plan participants benefitted from an extra contribution stemming from such interest recoveries. This extra contribution of $588.013 has been allocated to Plan participants as regular earnings. Coupled with the normal contribution amount of of $1,272,088, participants were allocated to their Employer Account a total of $1,860,088 or about 46% more than the amount allocable under normal circumstances.

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________


1.  Summary of Significant Accounting Policies, Continued

   D.  Administrative and Operating Expenses

       Office personnel, space and equipment are furnished by the Companies at no charge to the Plan. All other administrative expenses of the Plan are paid by and reflected as expenses of the Plan.

2.  Benefits

   The benefits a Plan participant receives depends upon amounts allocated to his accounts under the Plan. Amounts in his accounts are affected by the amount of employee contributions he makes, his vested interest in his matching contributions and discretionary contributions, forfeitures, and earnings.

   When a Plan participant makes employee contributions, his employee contributions are allocated to his "Employee Account." Earnings are allocated to each Plan participant's Employee Account on a semi-annual basis, based upon the performance of the investment fund that the Plan participant has selected. Upon termination of service for any reason, a Plan participant received all amounts in his Employee Account.

   Each year, the matching contributions and discretionary contributions are allocated to the "Company Accounts" of Plan participants. If a Plan participant terminates service with the Companies, the amount that he received from his Employer Account depends upon his vested interest in such account. A Plan participant vests in his Company Account based on his "Years of Services," according to the following table:


              Years of Service       Vesting Schedule
              ----------------       ----------------
                     1                      0%
                     2                      0
                     3                     20
                     4                     40
                     5                     60
                     6                     80
                     7                    100

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________
2.  Benefits, Continued

   A Plan participant earns a Year of Service for each year prior to January 1, 1978 in which he was employed full-time by a Company. On and after January 1, 1978,a Plan participant earns a Year of Service for each calendar year during which he completes 1,000 or more hours of service for the Companies. However, a Plan participant will become 100% vested in his Employer Account prior to seven years of service if:

        . the Plan participant has reached age 65, or . termination is caused by death, or . termination is caused by total and permanent disability which renders the employee incapable of performing satisfactory service for the Companies.

   The amount a Plan participant receives from his Employer Account is also affected by forfeitures, earnings, and released shares. If a Plan participant terminates service prior to full vesting, the non-vested portion of his Employer Account is forfeited. Forfeited amounts are re-allocated to remaining participants who made employee contributions, completed 1,000 or more hours of service for the companies during the year, and are employed by by the Companies on December 31 or terminated service due to retirement on or or after age 65, death, or total and permanent disability. Forfeitures are allocated based upon the ratio of the Plan participant's recognized compensation to the recognized compensation of all Plan participants. In addition to forfeitures, the balance in a Plan participant's Employer Account is affted by the net cash revenues over expenses of the Corporation's stock fund plus the market value of shares released to participants from payment of loan principal and/or interest during the year.

   Unallocated net assets,in the Companies' Account, available for plan benefits at December 31, are comprised of items not allocated to participants, as follows:

      Assets                                           1994          1993
      ------                                           ----          ----
      Unreleased shares:
       Series D preferred shares:
         5,877,584 shares at $4.25                 $24,979,732
         6,603,540 shares at $4.525                              $29,881,019
       Common Shares:
         27,483 shares at $21.25                       584,014
         30,877 shares at $22.625                                    698,592
      Accrued interest receivable                        1,783           320
                                                   -----------   -----------
       Total                                        25,565,529    30,579,931
                                                   -----------   -----------


      Liabilities
      Unpaid loan principal at December 31          16,084,234    17,384,234
      Accrued interest expense payable on loans at
       December 31                                     164,026       137,676
      Accrued administrative expenses payable            4,595        26,436
                                                   -----------   -----------
       Total                                        16,252,855    17,548,346
                                                   -----------   -----------
      Unallocated net assets available for
       plan benefits                                $9,312,674   $13,031,585
                                                   ===========   ===========

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________

3.  Investments

    Investments held by the Plan at December 31, 1994 and 1993 are summarized as follows:

                                      1994                                1993
                      ------------------------------------ -----------------------------------
                          Shares/                             Shares/
                          Units/                              Units/
                         Par Value     Cost    Fair Value    Par Value     Cost    Fair Value
                      ----------- ----------- ----------- ----------- ----------- ------------
Collective Trusts:
 Short-term Investment
  Fund                  9,984,913 $ 9,984,913 $  9,984,913 5,577,394 $ 5,577,394 $  5,577,394
 Intermediate Bond Fund     3,642      72,942       71,087      2,048      41,651       41,592
Old Republic Inter-
 national Corporation:
  Series D-Preferred
     Stock             22,256,680  39,537,500   94,590,890 22,256,680  39,537,500  100,711,477
  Common Stock*           479,449   3,992,580   10,188,291    852,429   6,736,594   19,286,206
  Debentures              $15,000      15,360       14,400       -           -            -
United States Government
  obligations          $4,825,000   5,079,469    4,788,196  $5,475,000   5,752,016    5,874,240
Corporate bonds       $15,506,000  15,877,585   14,885,388 $15,506,000  15,877,585   16,186,118
Other common stock        120,467   4,423,212    4,809,782      81,750   3,311,111    3,449,194
Mutual funds               28,353     783,899      827,915      21,071     447,508      558,252
                                  ----------- ------------             ----------- ------------
                                  $79,767,460 $140,160,862             $77,281,359 $151,684,473
                                  =========== ============             =========== ============

Net appreciation (depreciation) in fair value of investments is broken down as follows for the years ended December 31:

                                                   1994              1993
                                                   ----              ----
Collective Trusts:
 Short-term Investment
  Fund                                        $       -        $        -
 Intermediate Bond Fund                            (1,796)           10,346
Old Republic Inter-
 national Corporation:
  Series D-Preferred
     Stock                                     (6,120,587)      (10,015,506)
  Common Stock*                                (1,205,575)       (2,433,738)
  Debentures                                         (960)             -
United States Government
  obligations                                    (436,044)           42,582
Corporate bonds                                (1,300,730)          268,701
Other common stock                                305,291           169,814
Mutual funds                                      (11,298)           59,263
Other preferred stock                                -                   70
                                              -----------      -------------
                                              $(8,771,699)     $(11,898,468)
                                              ===========      =============

* On January 26, 1993, the Plan converted 3,770,084 shares of Series B preferred stock into 754,016 shares of common stock of the Corporation.

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________


4. ERISA Compliance

    The Plan became effective January 1, 1978, and accordingly, was drafted, as were subsequent amendments and restatements, to comply with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA" or "the ACT"), as amended from time to time.


5. Termination Priorities

    The Corporation reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Corporation terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants shall be fully vested and non-forfeitable. In addition, because the Plan is a defined contribution plan and not a defined benefit plan, no termination priorities apply to the Plan under ERISA.


6.  Notes Payable to Banks

    The following table sets forth certain data with respect to debt assumed by the Plan and guaranteed by the Corporation:


                          Original loan principal            $51,500,000
                          Cost of shares acquired            $49,899,963
                          Unpaid principal balance
                           at December 31, 1994              $16,074,234
                          Shares acquired:
                           Series B                            6,587,958
                           Series D                           22,256,680
                           Common                                 29,978
                          Unreleased shares at
                           December 31, 1994:
                             Series D                          5,877,584
                             Common                               27,483
                                                             ===========
                          Principal due February 1,
                             1995                            $ 6,150,000
                             1996                              3,915,000
                             1997                              2,785,000
                             1998                              3,234,234
                                                             -----------
                                                             $16,084,234
                                                             ===========


    Except for loan proceeds of $100,037, all proceeds were used by the Plan to acquire preferred and common shares of the Corporation, as indicated above, at appraised values. Remaining funds were utilized to meet periodic cash needs or to refinance existing loans. The Series "D" preferred stock has a cumulative annual dividend rate of $.130 per share, has a minimum redemption value of $1.30 after July 1, 1987, and subsequent years at the option of the Corporation, has one vote per share and is convertible into common stock of the Corporation at any time at the rate of five shares of Series"D" preferred stock for one common share.

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________


6.  Notes Payable to Bank, Continued

    On January 26, 1993, the Plan converted all its remaining Series B preferred shares into common stock of the Corporation (See Note 3).

    It is anticipated that principal and interest payments on the Plan's loans are to be met by the Companies' annual profit sharing contributions, interest on funds invested, and dividends on the Corporation's preferred and common stock.

    During 1988, a number of loans with an aggregate outstanding principal balance of $23,374,234 were refinanced. $11,084,234 was refinanced with the Corporation and $12,290,000 was refinanced with a bank. The refinancing resulted in the extension of loan payments into 1998.

    In January 1994, the Plan refinanced a portion of its borrowings. The net effect of the refinancing was to decrease the 1994 principal repayment by $2,700,000 while increasing the 1997 and 1998 principal repayments by $1,700,000 and $1,000,000, respectively.

    The interest rate on loans with the Corporation is set at 1.5% in excess of the current rate on six month certificates of deposit. The new Bank loans carry an interest rate at 75% of the Prime Rate. The interest rates on other Bank loans are set at 1.5% in excess of the current rate on six month certificates of deposit or at 80% to 84% of the Prime Rate.

    The Plan renegotiated its loans with the Banks in early 1995. As a result of these renegotiations, the loan principal payments will be payable as follows on February 1:

       1995       $ 2,150,000
       1996         2,815,000
       1997         2,785,000
       1998         3,234,234
       1999         2,600,000
       2000         2,500,000
                  -----------
                  $16,084,234
                  ===========

    The interest rates on the renegotiated bank loans range from 75% to 85% of prime.


7.  Tax Status

    The Internal Revenue Service on April 4, 1986, issued a determination letter stating that the Plan, as amended, was qualified under Section 401 of the Internal Revenue Code and the Plan was exempt under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date.

    In-service withdrawals which were previously available on employees' contributions only, are now partially taxable once they have exceeded an employees' gross contributions through December 31, 1986. This taxability arises because the Act now considers withdrawals to include earnings as well as contributions.

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________


7.  Tax Status, Continued

    Distributions made prior to a Plan participant's death, disability, or attainment of age 59-1/2 may be subject to a 10% penalty unless such distributions are rolled over into another qualified retirement plan or individual retirement account ("IRA"). All such distributions are subject to penalty except for distributions that are part of a series of substantially equal periodic payments made over the life of the Plan participant or the joint lives of the Plan participant and his beneficiary, distributions to a Plan participant after separation from service and attainment of age 55, and distributions to pay certain medical expenses.

    No federal income tax consequences result to a Plan participant, beneficiary, or estate by reason of participation in the Plan until a distribution is made. Unless the distribution qualifies for special tax treatment for lump sum distributions described in the following paragraphs, the amount received including the fair market value of any common stock on the date of distribution will be taxed at ordinary income tax rates in the same manner as an annuity. This means that a portion of each distribution is excluded from tax. The excluded portion is that part of the payment that bears the same ratio to the whole payment as the Plan Participant's employee contributions bear to the total value of his accounts.

    The distribution will qualify as a "lump-sum distribution" if the Plan participant receives the entire balance of his accounts within one taxable year, the Plan participant has participated in the Plan for five or more taxable years before the taxable year of distribution, and the distribution results from the Plan participant's separation from service with the Company or after the Plan participant has attained age 59-1/2.
    A distribution received by a beneficiary will also qualify as a "lump-sum distribution" if the entire balance of the Plan participant's account is received within one taxable year by the beneficiary by reason of the Plan participant's death.

    If a distribution qualifies as a "lump sum distribution" under the Internal Revenue Code, and if no part of the distribution is rolled over, a Plan participant may elect to have the entire amount of the distribution taxed as ordinary income or under the special 5-year averaging rule. The special 5-year averaging rule generally may be used only if the individual is age 59-1/2 at the time of the distribution and may be used only once. A special phase-out rule allows limited use of capital gains treatment between 1987 and 1991. By 1992, capital gains treatment will be entirely eliminated, except for certain individuals who have reached age 50 by January 1, 1986.

    Individuals who have reached age 50 by January 1, 1986, may, in general: elect to use the 5-year averaging provisions (using the tax rates in effect in the year of distribution) or the 10-year averaging provisions (using the 1986 tax rates), and elect to apply the pre-1986 capital gains rules (using a 20 percent rate). A Plan participant that elects to use the averaging methods under this transitional rule on a lump sum received prior to attainment of age 59-1/2 may not use either the 5-year or 10-year averaging again after age 59-1/2.

    For distributions that exceed $150,000 in any one year, there may be an additional 15% excise tax. If five year forward averaging is used, the excise tax, if any, will be applied to distributions that exceed five times $150,000. The distribution limitation applies to the total of distributions from all qualified retirement plans and IRA's not only the Plan.

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________


7.  Tax Status, Continued

    If a participant or the spouse of a deceased participant receives a distribution from the Plan that qualifies for "lump-sum distribution" tax treatment, or receives a distribution that would qualify for such treatment except for failure to meet the five years of participation requirement, the individual may "roll over" the distribution in excess of his employee contributions to an IRA in which case the individual would not have to pay a tax at the time of the distribution on the amount transferred to the IRA. At the time of receipt of a distribution from the IRA, the individual will have to pay a tax at ordinary income tax rates (subject to the maximum tax on personal service income) on the amount distributed.

    This summary of the federal tax laws presents only a brief general statement of complex tax laws and regulations which are subject to change at any time. Specific federal and state tax treatment relating to a distribution should be carefully considered by a participant (or beneficiary) or reviewed with a tax advisor prior to making any elections and filing returns for a tax year in which the distribution is made.


8.  Alternative Investment Funds

    In November, 1982, the Plan was amended to permit participants to transfer monies from Fund "A", the primary goal of which is protection of capital and stability of income through investments in high-grade, liquid investments, into a newly created Fund "O", and to elect to have their future contributions to the Plan invested, in whole or in part, in Fund "O".

    Under the terms of the Plan, Fund "O" may be invested by the Trustee upon the direction of the Plan's Administration Committee ("Committee") in any property, real or personal and shares of stock, whether common or preferred, voting trust certificates, bonds, mortgages, secured or unsecured obligations, notes, annuity and life insurance contracts, whether group or individual, and other securities and property of every kind and description as the Committee selects (including securities of the Company or any Employer under the Plan and any subsidiary or affiliate of the Company or an Employer). Fund "O" may, as a result, be more speculative and may incur a higher degree of risk than Fund "A" since the Committee is permitted to direct the Trustee to invest in private offerings, joint ventures, small, unseasoned or embryonic companies without a record of earnings, companies not traded on an established market, and other investments. The Committee has the authority to direct the Trustee to borrow by pledging Fund "O" assets.

    At December 31, 1994 there were 1,600 participants in Fund "O" and 3,377 participants in Fund "A".

    Effective January 1, 1995, the Plan set up new Funds which offer participants the opportunity to further diversify their future and accumulated contributions (savings) and earnings thereon. The new Funds are designated as "H", "I", "J", "K" and "L". Directions to change the Funds to which savings can be directed or transfers from Fund "A" and "O" can be done on January 1, or July 1 of each year.

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________


8.  Alternative Investment Funds, Continue

    A description of the new investment options, all of which are Mutual Funds, available for diversification on January 1, 1995, are:

    Fund "H" -    The Oakmark Fund seeks long-term capital appreciation.
                  The Fund invests in common stocks and other equity-type securities. The Fund is appropriate for long-term investors who can accept the fluctuations in portfolio value and other risks associated with seeking long-term capital appreciation through investments in common stocks and other equity-type securities.

    Fund "I" -    Fidelity Fund seeks long-term capital growth.  To provide
                  a current return, the fund also seeks current income. The fund invests mainly in common stock and securities that are convertible into common stock.

    Fund "J" -    Vanguard/Windsor II seeks to provide long-term growth of
                  capital and income. The Fund's secondary objective is to provide current income. These investment objectives are fundamental and cannot be changed without the approval of a majority of the Fund's shareholders.

    Fund "K" -    T. Rowe Price International Stock Fund seeks long-term
                  growth of capital through investments primarily in common stocks of established, non-U.S. companies. The fund expects to invest substantially all of its assets outside the U.S. and to diversify broadly among countries throughout the world, both developed, newly industrialized, and emerging.

    Fund "L" -    Benchmark Short-Intermediate Bond Portfolio Fund in
                  pursuing its investment objective, the Short-Intermediate
                  Bond Portfolio invests in a broad range of bonds and other fixed income securities. The Portfolio's dollar weighted average maturity will be between two and five years. The
                  Portfolio will invest primarily in investment-grade fixed income securities of all types and in any proportion, and may include obligations of the U.S. Government, its agencies or instrumentalities, obligations of foreign governments, obligations of U.S. and foreign corporations and obligations of U.S. and foreign banks. Under normal market conditions, at least 65% of the Portfolio's total assets will be invested in bonds, debentures, mortgage and other asset-related securities, zero coupon bonds and convertible debentures. The Portfolio may also invest in short-term notes, bills, commercial paper and certificates of deposit.

    Effective January 1, 1989, the Tax Reform Act provided that plan participants who reach age 55 and have 10 years of service in the Plan are provided with the option of diversifying a portion of their companies' account balance out of company stock and into alternative investment funds. The diversification is limited to 25% of all company stock acquired after December 31, 1986. After age 60 (and with 10 years of service in the plan), such participants have the right to diversify up to 50% of all company stock acquired after December 31, 1986. The period to make the election to diversify is during the first 90 days of the calendar year in which a participant attains age 55 and has completed 10 years of service in the plan.

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________


8.  Alternative Investment Funds, Continue

    The investment options available for diversification at December 31, 1994 are:

    Fund "E" -
    Short-term investment fund composed of high grade money market investments with very short-term maturities.
    Fund "F" -
    Intermediate-term fund composed of high-grade securities with maturities of five years or less.
    Fund "G" -
    Open ended no load mutual fund with primary objective being capital appreciation.

    At December 31, 1994, there were 12 participants in Fund "E", 17 participants in Fund "F" and 74 participants in Fund "G".

    Individual statements for each fund described above are contained in Supplemental Schedules II and III which are included herein by reference.


9.  Advances from Plan Sponsor

    On March 2, 1993, following a regular audit of the ESSOP, the Department of Labor informally questioned whether the advances made by the Corporation to the Plan were prohibited transactions under Section 406 of ERISA. Although ERISA generally prohibits loans between a plan and its sponsor, several exceptions are recognized which the Corporation and the Plan believe to be applicable to the advances in question. Nevertheless, in order to resolve the issue as expeditiously as possible, the Plan repaid all advances owed to the Corporation and, as of the end of March, 1993, the Corporation repaid to the Plan all interest on advances paid to the Corporation (with interest thereon) by the Plan, since 1986.

                          OLD REPUBLIC INTERNATIONAL CORPORATION
                        EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS, Continued
                                        __________


10. Contributions

    Contributions by the Participants and by Participating Companies were as follows for the years shown:

                                                             1994                       1993
                                                    ----------------------     ----------------------
                                                     Partici-                   Partici-
                                                      pants       Company        pants       Company
                                                    ----------  ----------     ----------  ----------
    Old Republic International Corporation          $   42,951  $   17,163     $   34,174  $   61,417
    Old Republic Life Insurance Company                 53,771      38,226         56,126      22,883
    Old Republic Insurance Company                     182,323     133,483        194,943      69,061
    International Business & Mercantile
     REassurance Company                                16,466      11,428         14,697       5,744
    Old Republic National Title Insurance
     Company & its Subsidiaries and Affiliates       1,268,372     788,852      1,084,428     331,340
    Old Republic Insured Credit Services, Inc.          91,970      56,894        108,928      35,139
    Brummel Brothers, Inc.                              35,204      26,115         29,333      13,477
    J. Huell Briscoe & Associates, Inc.                 11,215      10,653         12,248       5,975
    Old Republic General Services, Inc.                263,222     144,879        258,489      68,148
    Old Republic Union Insurance Company                19,025      16,041         17,498       9,659
    Old Republic Mortgage Guaranty Group,
      Inc. & its Subsidiaries                          926,382     566,371        848,119     130,171
    Old Republic Title Holdings, Inc.
      & its Subsidiaries and affiliates              2,579,936   1,765,957      2,744,526     634,429
    Old Republic Asset Management Co.                   15,885      10,685         16,135       4,503
    Old Republic Dealer Service Corp.                    6,909       4,578         14,262       2,578
    Phoenix Aviation Managers, Inc.                     86,480      55,332         80,568      16,878
    Chicago Underwriting Group                          75,772      45,869         72,885      15,466
    Old Republic Risk Mgmt. Corp.                      110,915      73,904         95,507      21,917
    Bitco Corp. & its Subsidiaries                     513,919     406,558        478,731     130,543
    Great West Casualty and Agencies                   535,259     465,241        492,345     120,810
    Old Republic RE                                     92,366      59,999         96,165      19,635
    Old Republic Home Protection                        67,666      43,786         41,261       6,513
    Old Republic Surety Group                          278,434     197,025        271,119      56,888
    Old Republic Standard Group                        100,034      50,607         88,866      12,230
    Employers General Insurance Group                  278,305     214,380        238,955      47,480
    Old Republic Minnehoma Insurance Co.                69,567      46,744         87,405      14,161
    ORDESCO Inc.                                        30,599      17,761         47,396       7,002
                                                    ----------  ----------     ----------  ----------
                                                    $7,752,947  $5,268,531     $7,525,109  $1,864,047
                                                    ==========  ==========     ==========  ==========


                                  SUPPLEMENTAL SCHEDULES

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
ASSETS AND LIABILITIES
AT DECEMBER 31, 1993 and 1994

- -------------------------------------------------------------------------------------------------------------------------------
31. Current value of plan assets and liabilities at the beginning and end of the plan year.  Combine the value of plan assets held in more than one trust.  Allocate the value of the plan's interest in a comingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.
    Do not enter the value of that portion of an insurance contract that guarantees, during this plan year, to pay specific dollar benefit at a future date.  ROUND OFF AMOUNTS TO THE NEAREST DOLLAR; ANY OTHER AMOUNTS ARE SUBJECT TO REJECTION.
    Plans with no assets at the beginning and the end of the plan year, enter -0- on line 31f.
- -------------------------------------------------------------------------------------------------------------------------------
    ASSETS                                                              |        | (a)Beginning of Year |    (b)End of Year
a   Total noninterest-bearing cash                                      | a      |                   0  |                   0
b   Receivables: (1) Employer contributions                             | b(1)   |              24,909  |           5,255,167
    (2) Participant contributions                                       | (2)    |               5,730  |               1,896
    (3) Income                                                          | (3)    |             412,067  |             469,048
    (4) Other                                                           | (4)    |                   0  |                   0
    (5) Less allowance for doubtful accounts                            | (5)    |                   0  |                   0
    (6) Total. Add lines 31b(1) through 31b(4)
          and subtract line 31b(5)                                >     | (6)    |             442,706  |           5,726,111
c   General investments: (1) Interest-bearing cash (including
          money market funds)                                           | c(1)   |                   0  |                   0
    (2) Certificates of deposit                                         | (2)    |                   0  |                   0
    (3) U.S. Government securities                                      | (3)    |           5,874,240  |           4,788,196
    (4) Corporate debt instruments: (A) Preferred                       | (4)(A) |                   0  |                   0
        (B) All other                                                   | (4)(B) |          16,186,118  |          14,885,388
    (5) Corporate stocks: (A) Preferred                                 | (5)(A) |                   0  |                   0
        (B) Common                                                      | (5)(B) |           3,449,194  |           4,809,782
    (6) Partnership/joint venture interests                             | (6)    |                   0  |                   0
    (7) Real estate: (A) Income-producing                               | (7)(A) |                   0  |                   0
        (B) Nonincome-producing                                         | (7)(B) |                   0  |                   0
    (8) Loans (other than to participants) secured by mortgages:
        (A) Residential                                                 | (8)(A) |                   0  |                   0
        (B) Commercial                                                  | (8)(B) |                   0  |                   0
    (9) Loans to participants: (A) Mortgages                            | (9)(A) |                   0  |                   0
        (B) Other                                                       | (9)(B) |                   0  |                   0
    (10)Other loans                                                     | (10)   |                   0  |                   0
    (11)Value of interest in common/collective trusts                   | (11)   |           5,618,986  |          10,056,000
    (12)Value of interest in pooled separate accounts                   | (12)   |                   0  |                   0
    (13)Value of interest in master trusts                              | (13)   |                   0  |                   0
    (14)Value of interest in 103-12 investment entities                 | (14)   |                   0  |                   0
    (15)Value of interest in registered investment companies            | (15)   |                   0  |                   0
    (16)Value of funds held in insurance company general account
        (unallocated contracts)                                         | (16)   |                   0  |                   0
    (17)Other                                                           | (17)   |             558,252  |             827,915
    (18)Total. Add lines 31c(1) through 31c(17)                      >  | (18)   |          31,686,790  |          35,367,281
 d   Employer-related investments: (1) Employer securities              | d(1)   |         119,997,683  |         104,793,581
     (2) Employer real property                                         | (2)    |                   0  |                   0
 e   Buildings and other property used in plan operation                | e      |                   0  |                   0
 f   TOTAL assets. Add lines 31a, 31b(6), 31c(18), 31d(1),
       31d(2), and 31e.                                              >  | f      |         152,127,179  |         145,886,973
                                                                        |        |                      |
     LIABILITIES                                                        |        |                      |
 g   Benefit claims payable                                             | g      |             169,779  |           1,059,343
 h   Operating payables                                                 | h      |             183,966  |             214,257
 i   Acquisition indebtedness                                           | i      |          17,384,234  |          16,084,234
 j   Other liabilities                                                  | j      |                   0  |                   0
 k   TOTAL liabilities. Add lines 31g through 31j                    >  | k      |          17,737,979  |          17,357,834
                                                                        |        |                      |
     NET ASSETS                                                         |        |                      |
 l   Subtract line 31k from line 31f.                                >  | l      |         134,389,200  |         128,529,139


OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
INCOME, EXPENSES, AND CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1994

- ----------------------------------------------------------------------------------------------------------------------------------
32. Plan income, expenses, and changes in net assets for the plan year. Include all income and expenses of the plan, including any trust(s)/ or seperately maintained fund(s), and any payments/receipts to/from insurance carriers. ROUND OFF AMOUNTS TO THE
     NEAREST DOLLAR; ANY OTHER AMOUNTS ARE SUBJECT TO REJECTION.
- ----------------------------------------------------------------------------------------------------------------------------------
    INCOME                                                                           |         |   (a) Amount    |     (b) Total
a   Contributions:                                                                   |         |                 |
    (1) Received or receivable from:                                                 |         |                 |
        (A) Employers                                                                | a(1)(A) |      5,268,531  |
        (B) Participants                                                             | (B)     |      7,752,947  |
        (C) Others                                                                   | (C)     |              0  |
    (2) Noncash contributions                                                        | (2)     |              0  |
    (3) Total contributions. Add lines 32a(1)(A),(B),(C)
         and line 32a(2).                                                         >  | (3)     |                 |       13,021,478
b   Earnings on investments:                                                         |         |                 |
    (1) Interest:                                                                    |         |                 |
        (A) Interest-bearing cash (including money marke funds)                      | b(1)(A) |        360,276  |
        (B) Certificates of deposit                                                  | (B)     |              0  |
        (C) U.S. Government securities                                               | (C)     |        381,686  |
        (D) Corporate debt instruments                                               | (D)     |      1,087,674  |
        (E) Mortgage loans                                                           | (E)     |              0  |
        (F) Other loans                                                              | (F)     |              0  |
        (G) Other interest                                                           | (G)     |              0  |
        (H) Total interest. Add lines 32b(1)(A) through (G)                       >  | (H)     |                 |        1,829,636
     (2) Dividends: (A) Preferred stock                                              | b(2)(A) |      2,883,932  |
         (B) Common stock                                                            | (B)     |        477,002  |
         (C) Total dividends. Add lines 32b(2)(A) and (B).                        >  | (C)     |                 |        3,360,934
     (3) Rents                                                                       | (3)     |                 |
     (4) Net gain (loss) on sale of assets: (A) Aggregate proceeds                   | (4)(A)  |     10,467,163  |
         (B) Aggregate carrying amount (see instructions)                            | (B)     |      5,229,151  |
         (C) Subtract (B) from (A) and enter result                                  | (C)     |                 |        5,238,012
     (5) Unrealized appreciation (depreciation) of assets                            | (5)     |                 |      (14,009,711)
     (6) Net investment gain (loss) from common/collective trusts                    | (6)     |                 |                0
     (7) Net investment gain (loss) from pooled separate accounts                    | (7)     |                 |                0
     (8) Net investment gain (loss) from master trusts                               | (8)     |                 |                0
     (9) Net investment gain (loss) from 103-12 investment entities                  | (9)     |                 |                0
     (10)Net investment gain (loss) from registered investment companies             | (10)    |                 |                0
c   Other income                                                                     | c       |                 |                0
d   Total income. Add all amounts in column (b) and enter total.                  >  | d       |                 |        9,440,349
    EXPENSES                                                                         |         |                 |
e   Benefit payment and payments to provide benefits:                                |         |                 |
    (1) Directly to participants or beneficiaries                                    | e(1)    |     14,134,385  |
    (2) To insurance carriers for the provision of benefits                          | (2)     |              0  |
    (3) Other                                                                        | (3)     |              0  |
    (4) Total payments. Add lines 32e(1) through 32e(3)                           >  | (4)     |                 |       14,134,385
f   Interest expense                                                                 | f       |                 |          879,687
g   Administrative expenses: (1) Salaries and allowances                             | g(1)    |              0  |
    (2) Accounting fees                                                              | (2)     |         46,356  |
    (3) Actuarial fees                                                               | (3)     |              0  |
    (4) Contract administrator fees                                                  | (4)     |              0  |
    (5) Investment advisory and management fees                                      | (5)     |        103,711  |
    (6) Legal fees                                                                   | (6)     |         11,271  |
    (7) Valuation/appraisal fees                                                     | (7)     |          5,000  |
    (8) Trustees fees/expenses (including travel, seminars,
          meetings, etc.)                                                            | (8)     |        120,000  |
    (9) Other                                                                        | (9)     |              0  |
    (10)Total administrative fees. Add lines 32g(1) through 32g(9).                  | (10)    |                 |          286,338
h   Total expenses. Add lines 32e(4), 32f, and 32g(10).                           >  | h       |                 |       15,300,410
i   Net income (loss). Subtract line 32h from line 32d.                           >  | i       |                 |       (5,860,061)
j   Transfers to (from) the plan (see instructions)                                  | j       |                 |                0
k   Net assets at beginning of year (line 31l, column (a)).                          | k       |                 |      134,389,200
l   Net assets at end of year (line 31l, column (b)).                             >  | l       |                 |      128,529,139


   OLD REPUBLIC INTERNATIONAL CORPORATION                                                               SCHEDULE I
      EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN                                                          PAGE 1 of 4
   FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
   ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   DECEMBER 31, 1994
   ********************************************************
                                                                       (c)
                                                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                                                   RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
                                                   -------------------------------------------------
                  (b)                                                                  SHARES, PAR,                       (e)
       IDENTITY OF ISSUE, BORROWER,                  MATURITY    RATE OF                OR MATURITY          (d)        CURRENT
   (a) LESSOR, OR SIMILAR PARTY                        DATE      INTEREST   COLLATERAL     VALUE            COST         VALUE
   --- --------------------------                   ----------  ----------  ----------  ----------       ----------   ----------
       COLLECTIVE TRUSTS:                          B
             SHORT-TERM INVESTMENT FUND                N/A       VARIABLE      N/A        9,984,913 sh    $9,984,913   $9,984,913
                                                                                       =============     ------------------------
             INTERMEDIATE-TERM BOND FUND               N/A       VARIABLE      N/A            3,642 sh       $72,942      $71,087
                                                                                       =============     ------------------------

       EMPLOYER SECURITIES:
          OLD REPUBLIC INTERNATIONAL CORP.:
             SERIES D PREFERRED STOCK                  N/A         N/A         N/A       22,256,680 sh   $39,537,500  $94,590,890
                                                                                       =============     ------------------------
             COMMON STOCK                              N/A         N/A         N/A          479,449 sh    $3,992,580  $10,188,291
                                                                                       =============     ------------------------
             SUBORDINATED CONVERTIBLE
                DEBENTURE                           08/15/2002       5.750%    N/A          $15,000 par      $15,360      $14,400
                                                                                       =============     ------------------------

       UNITED STATES GOVERNMENT OBLIGATIONS:
          USA TREASURY NOTE; SERIES B               08/15/1997       8.625%    N/A         $500,000 par     $538,750     $509,455
          USA TREASURY NOTE; SERIES G               07/15/1998       8.250%    N/A          500,000 par      517,188      506,170
          USA TREASURY NOTE; SERIES D               11/15/1996       7.250%    N/A          500,000 par      499,375      496,095
          USA TREASURY NOTE; SERIES Q               12/31/1994       7.625%    N/A          500,000 par      520,000      500,000
          USA TREASURY NOTE; SERIES H               10/15/1998       7.125%    N/A          500,000 par      527,500      489,685
          USA TREASURY NOTE; SERIES U               12/31/1997       6.000%    N/A          500,000 par      507,656      476,405
          USA TREASURY NOTE; SERIES V               11/30/1996       6.500%    N/A          500,000 par      521,875      489,610
          FEDERAL HOME LOAN BANKS                   01/25/1995       8.400%    N/A          500,000 par      522,813      500,220
          FEDERAL NATIONAL MORTGAGE CORP.           02/11/2002       7.500%    N/A          325,000 par      357,594      315,556
          FEDERAL HOME LOAN MORTGAGE CORP.          09/19/2001       7.900%    N/A          500,000 par      566,719      505,000
                                                                                       -------------     ------------------------
                                                                                         $4,825,000 par   $5,079,469   $4,788,196
                                                                                       =============     ------------------------

       MUTUAL FUND:
          FIDELITY TREND FUND                          N/A         N/A         N/A           10,878 sh      $538,435     $554,691
          MFC GERMANY FUND, INC.                       N/A         N/A         N/A            3,000 sh        34,812       32,250
          MFO CENTURY SHARES TRUST                     N/A         N/A         N/A            2,083 sh        40,000       45,354
          MFO OAKMARK FUND,HARRIS ASSOC.INVEST.TR.     N/A         N/A         N/A            3,962 sh        60,656       91,010
          MFO OAKMARK INTERNATIONAL FUND               N/A         N/A         N/A            8,430 sh       109,995      104,610
                                                                                       -------------     ------------------------
                                                                                             28,353 sh      $783,899     $827,915
                                                                                       =============     ------------------------

       OTHER COMMON STOCK:
          ABBOTT LABORATORIES                          N/A         N/A         N/A            8,000 sh      $200,512     $261,000
          AIRTOUCH COMMUNICATIONS, INC.                N/A         N/A         N/A            2,000 sh        41,487       58,250
          AMERICAN BRANDS, INC.                        N/A         N/A         N/A            1,000 sh        35,350       37,500
          AMERICAN ELECTRIC POWER                      N/A         N/A         N/A            1,300 sh        49,667       42,738


   OLD REPUBLIC INTERNATIONAL CORPORATION                                                               SCHEDULE I
      EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN                                                          PAGE 2 of 4
   FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
   ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   DECEMBER 31, 1994
   ********************************************************
                                                                       (c)
                                                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                                                   RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
                                                   -------------------------------------------------
                  (b)                                                                  SHARES, PAR,                       (e)
       IDENTITY OF ISSUE, BORROWER,                  MATURITY    RATE OF                OR MATURITY          (d)        CURRENT
   (a) LESSOR, OR SIMILAR PARTY                        DATE      INTEREST   COLLATERAL     VALUE            COST         VALUE
   --- --------------------------                   ----------  ----------  ----------  ----------       ----------   ----------
       OTHER COMMON STOCK (CONTINUED):
          A.T. & T. CORP.                              N/A         N/A         N/A              500 sh       $20,623      $25,125
          AMERITECH CORP.                              N/A         N/A         N/A            4,000 sh       153,050      161,500
          ANHEUSER-BUSCH COMPANIES, INC.               N/A         N/A         N/A            1,000 sh        45,080       50,875
          AUTOMATIC DATA PROCESSING, INC.              N/A         N/A         N/A            1,000 sh        49,245       58,500
          BELLSOUTH CORP.                              N/A         N/A         N/A            1,800 sh       101,844       97,425
          BOEING CO.                                   N/A         N/A         N/A            2,300 sh        86,397      108,100
          BRISTOL MYERS SQUIBB CO.                     N/A         N/A         N/A            6,000 sh       350,040      347,250
          COCA-COLA CORP.                              N/A         N/A         N/A            1,200 sh        51,246       61,800
          COLGATE-PALMOLIVE CO.                        N/A         N/A         N/A              300 sh        13,799       19,013
          CRAWFORD & CO.                               N/A         N/A         N/A            6,000 sh       105,975       94,500
          CYTEC INDUSTRIES                             N/A         N/A         N/A              142 sh         1,873        5,538
          DEAN FOODS CO.                               N/A         N/A         N/A            1,000 sh        25,620       29,000
          DuPONT, E.I. DeNEMOURS & CO.                 N/A         N/A         N/A              800 sh        36,588       44,900
          EASTMAN CHEMICAL CO.                         N/A         N/A         N/A               75 sh         2,647        3,788
          EASTMAN KODAK CO.                            N/A         N/A         N/A              300 sh        10,589       14,325
          FLUOR CORP.                                  N/A         N/A         N/A              400 sh        17,048       17,250
          GENERAL MILLS, INC.                          N/A         N/A         N/A            2,000 sh       111,075      114,250
          GTE CORP.                                    N/A         N/A         N/A              900 sh        28,425       27,338
          HEINZ, H.J. CO.                              N/A         N/A         N/A            1,400 sh        50,960       51,450
          HILB, ROGAL & HAMILTON CO.                   N/A         N/A         N/A            7,000 sh        88,520       84,875
          HUBBELL, INC.                                N/A         N/A         N/A            2,800 sh       147,043      143,500
          INTERNATIONAL BUSINESS MACHINES CORP.        N/A         N/A         N/A              800 sh        69,486       58,800
          JOHNSON & JOHNSON                            N/A         N/A         N/A            7,300 sh       312,188      399,675
          K-MART CORP.                                 N/A         N/A         N/A            1,000 sh        24,600       13,000
          KELLOGG CO.                                  N/A         N/A         N/A            3,000 sh       155,300      174,375
          LILLY, ELI & CO.                             N/A         N/A         N/A            2,500 sh       130,938      164,063
          MERCK & CO., INC.                            N/A         N/A         N/A            6,600 sh       238,747      251,625
          MLP SERVICEMASTER LIMITED PARTNERSHIP        N/A         N/A         N/A              750 sh        12,623       18,281
          MONSANTO CORP.                               N/A         N/A         N/A              500 sh        27,300       35,250
          MORGAN, J.P.                                 N/A         N/A         N/A              700 sh        41,756       39,288
          NORDSTROM, INC.                              N/A         N/A         N/A            1,000 sh        28,350       42,000
          PACIFIC TELESIS GROUP                        N/A         N/A         N/A            2,000 sh        62,673       57,000
          PFIZER, INC.                                 N/A         N/A         N/A            4,500 sh       277,575      347,625
          PHILLIP MORRIS COMPANIES, INC.               N/A         N/A         N/A            4,500 sh       242,909      258,750
          PROCTOR & GAMBLE CO.                         N/A         N/A         N/A              500 sh        24,613       31,000
          RUBBERMAID, INC.                             N/A         N/A         N/A            9,000 sh       246,498      258,750
          SCHERING-PLOUGH CORP.                        N/A         N/A         N/A            1,700 sh       101,074      125,800
          SOUTHWESTERN BELL CORP.                      N/A         N/A         N/A            2,400 sh       100,693       96,900
          THE NORTHERN TRUST CO.                       N/A         N/A         N/A            2,000 sh        81,000       70,000
          TWENTIETH CENTURY INDUSTRIES                 N/A         N/A         N/A            5,000 sh        59,988       52,500
          WACHOVIA CORP.                               N/A         N/A         N/A            5,000 sh       166,500      161,250
          WAL-MART STORES, INC.                        N/A         N/A         N/A            4,000 sh        97,860       85,000
          WALGREEN CO.                                 N/A         N/A         N/A            2,500 sh        95,845      109,063
                                                                                       -------------    -------------------------

                                                                                            120,467 sh    $4,423,212   $4,809,782
                                                                                       =============    -------------------------


   OLD REPUBLIC INTERNATIONAL CORPORATION                                                               SCHEDULE I
      EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN                                                          PAGE 3 of 4
   FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
   ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   DECEMBER 31, 1994
   ********************************************************






                                                                       (c)
                                                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                                                   RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
                                                   -------------------------------------------------
                  (b)                                                                  SHARES, PAR,                       (e)
       IDENTITY OF ISSUE, BORROWER,                  MATURITY    RATE OF                OR MATURITY          (d)        CURRENT
   (a) LESSOR, OR SIMILAR PARTY                        DATE      INTEREST   COLLATERAL     VALUE            COST         VALUE
   --- --------------------------                   ----------  ----------  ----------  ----------       ----------   ----------

       CORPORATE BONDS:
A         AMERICAN EXPRESS CREDIT CORP.             02/01/1995       8.750%    N/A         $200,000 par     $212,560     $200,302
A         AMERICAN HOME PRODUCTS CORP.              04/15/1997       6.875%    N/A          250,000 par      261,665      242,940
A         ARCHER DANIELS MIDLAND CO.                05/15/2003       6.250%    N/A          250,000 par      253,478      219,882
A         ATLANTIC RICHFIELD CO.                    07/15/1995      10.375%    N/A          250,000 par      282,393      253,940
A         BELLSOUTH TELECOMMUNICATIONS, INC.        02/01/2000       6.500%    N/A          250,000 par      262,835      233,273
A         BOEING CO., INC.                          03/01/1996       8.375%    N/A          500,000 par      531,995      502,750
A         BP AMERICA, INC.                          12/01/1997       8.875%    N/A          250,000 par      261,748      253,715
A         CAMPBELL SOUP CO.                         11/01/1997       9.000%    N/A          250,000 par      280,890      255,013
A         CHESAPEAKE & POTOMAC TELE. CO. of CALIF.  05/01/2003       6.000%    N/A          250,000 par      249,068      216,953
A         COCA COLA CO.                             09/15/1998       7.875%    N/A          250,000 par      249,230      247,438
A         DU PONT,E.I. DeNEMOURS & CO.              10/15/1996       8.450%    N/A          250,000 par      257,960      251,610
A         EXXON CAPITAL CORP.                       12/01/1995       8.000%    N/A          250,000 par      269,725      250,950
A         EXXON CAPITAL CORP.                       08/15/1997       7.875%    N/A          250,000 par      250,938      248,315
A         FLORIDA POWER CORP.                       11/01/1995       4.875%    N/A          250,000 par      232,513      243,310
A         GANNETT, INC.                             03/01/1998       5.250%    N/A          250,000 par      247,338      229,580
A         GENERAL ELECTRIC CAPITAL CORP.            11/26/1996       8.750%    N/A          250,000 par      267,355      252,975
A         GENERAL ELECTRIC CO.                      05/01/1996       7.875%    N/A          250,000 par      268,258      249,960
A         GENERAL TELEPHONE CO. of CALIFORNIA       12/01/1997       6.750%    N/A          250,000 par      235,805      239,375
A         HEINZ, H. J. CO.                          10/15/1999       6.750%    N/A          250,000 par      254,253      235,513
A         INTERNATIONAL BUSINESS MACHINES CORP.     11/01/1997       6.375%    N/A          250,000 par      250,830      238,825
A         JOHNSON & JOHNSON                         08/15/1995       8.500%    N/A          250,000 par      272,315      251,760
A         KELLOGG CO.                               07/15/1997       5.900%    N/A          200,000 par      199,570      190,068
A         KIMBERLY-CLARK CORP.                      06/01/1997       9.125%    N/A          200,000 par      215,102      203,750
A         LILLY, ELI CO.                            11/15/1999       6.750%    N/A          250,000 par      255,275      235,428
A         LOUISVILLE GAS & ELEC. CO. 1st MORTGAGE   06/01/1998       6.750%    N/A          250,000 par      237,960      235,245
A         MERCK & CO., INC.                         05/01/1996       7.750%    N/A          250,000 par      252,278      249,788
A         MOBIL CORP.                               12/17/1996       6.500%    N/A          250,000 par      258,808      243,385
A         MORGAN, J.P. & CO.                        11/15/1998       7.625%    N/A          250,000 par      272,280      244,968
A         NATIONAL RURAL UTIL. COOP FIN. CORP.      05/15/1997       9.500%    N/A          250,000 par      266,790      256,403
A         NEW ENGLAND TELEPHONE & TELEGRAPH CO.     03/15/2003       6.250%    N/A          250,000 par      253,360      218,548
A         NEW YORK LIFE FUNDING, INC.               05/15/1995       9.250%    N/A          256,000 par      272,215      257,894
A         NORFOLK & SO.RWY.CO.SER.D EQUIP.TR.CERTS. 08/01/1999       6.500%    N/A          500,000 par      501,670      468,155
A         NORTHERN ILLINOIS GAS CO.                 02/01/1997       5.500%    N/A          300,000 par      298,800      285,645
A         NORWEST FINANCIAL, INC.                   04/15/1998       5.500%    N/A          250,000 par      248,155      230,375
A         OHIO BELL TELEPHONE CO.                   05/01/2000       5.750%    N/A          150,000 par      151,839      134,782
A         OKLAHOMA GAS & ELEC.CO.1st MORT.SINK.FUND 01/01/1997       5.125%    N/A          500,000 par      481,050      469,120
A         PACIFIC NORWEST BELL TELEPHONE CO.        12/01/1996       7.500%    N/A          250,000 par      265,765      249,402
A         PACIFIC TELEPHONE & TELEGRAPH CO.         05/01/2000       4.625%    N/A          500,000 par      437,855      423,565
A         PFIZER INC.                               10/01/1996       7.125%    N/A          250,000 par      261,273      246,652
A         PRIVATE EXPORT FUNDING CORP.              01/31/2002       7.300%    N/A          500,000 par      550,215      478,145
A         PROCTOR & GAMBLE CO.                      03/15/1995       6.250%    N/A          250,000 par      258,620      250,090
A         ROCKWELL INTERNATIONAL CORP.              02/15/2001       8.375%    N/A          250,000 par      288,465      249,805
A         SHELL OIL CO.                             09/15/1995       7.000%    N/A          250,000 par      264,125      249,458
A         SMITHKLINE BEECHAM CORP.                  01/26/1996       5.250%    N/A          250,000 par      249,883      243,702
A         SOUTHERN BELL TELEPHONE & TELGRAPH CO.    09/01/2000       4.750%    N/A          500,000 par      438,010      418,960


   OLD REPUBLIC INTERNATIONAL CORPORATION                                                               SCHEDULE I
      EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN                                                          PAGE 4 of 4
   FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
   ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   DECEMBER 31, 1994
   ********************************************************
                                                                       (c)
                                                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                                                   RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
                                                   -------------------------------------------------






                  (b)                                                                  SHARES, PAR,                       (e)
       IDENTITY OF ISSUE, BORROWER,                  MATURITY    RATE OF                OR MATURITY          (d)        CURRENT
   (a) LESSOR, OR SIMILAR PARTY                        DATE      INTEREST   COLLATERAL     VALUE            COST         VALUE
   --- --------------------------                   ----------  ----------  ----------  ----------       ----------   ----------
       CORPORATE BONDS (CONTINUED):
A         SOUTHERN CALIFORNIA EDISON CO.            04/15/1999       7.500%    N/A          500,000 par      519,675      485,645
A         SOUTHWESTERN BELL TELEPHONE CO.           06/01/1996       8.300%    N/A          500,000 par      533,370      502,695
A         TAMPA ELECTRIC CO.                        05/01/2000       5.750%    N/A          250,000 par      250,780      225,035
A         TEXACO CAPITAL INC.                       07/15/1999       6.875%    N/A          500,000 par      499,030      472,670
A         UNION PACIFIC RAILROAD CO.                01/15/1998       6.440%    N/A          200,000 par      202,192      190,154
A         UPJOHN CO.                                04/15/2000       5.875%    N/A          250,000 par      252,893      225,230
A         WAL-MART STORES CO.                       09/15/1997       5.500%    N/A          250,000 par      245,973      234,518
A         WARNER LAMBERT                            09/01/1998       8.000%    N/A          250,000 par      270,373      247,640
A         WORLD BOOK FINANCE, INC.                  09/01/1996       8.125%    N/A          250,000 par      270,788      250,092
                                                                                       -------------    --------------------------
                                                                                        $15,506,000 par  $15,877,585  $14,885,388
                                                                                       =============    --------------------------
       PLAN TOTAL                                                                                        $79,767,460 $140,160,862
                                                                                                        ==========================


OLD REPUBLIC INTERNATIONAL CORPORATION                                                               SCHEDULE II
   EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES-
   INVESTMENT ASSETS BOTH ACQUIRED AND SOLD IN 1994
DECEMBER 31, 1994
*********************************************************
                                                                  (b)
                                              DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                                              RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
                    (a)                       --------------------------------------------------          (c)           (d)
     IDENTITY OF ISSUE, BORROWER,             MATURITY    RATE OF                   PAR OR            COST OF     PROCEEDS OF
     LESSOR, OR SIMILAR PARTY                   DATE      INTEREST   COLLATERAL MATURITY VALUE      ACQUISITIONS  DISPOSITIONS
     --------------------------              ----------  ----------  ----------   ----------         ----------    ----------
          MUTUAL FUNDS:
          HERITAGE-PULLMAN BANK
             INSTITUTIONAL LIQUID ASSETS        N/A        DAILY        N/A        $1,742,050         $1,742,050    $1,742,050


                  OLD REPUBLIC INTERNATIONAL CORPORATION
                EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   for the year ended December 31, 1994
                               ____________

                                           Dividend/                            Face Value
                                           Interest                 Date of         of        Amount of           Net Gain
Identity of Party or Investment Involved     Rate      Maturity   Transaction   Investment   Transaction   Cost   or (Loss)
- ----------------------------------------   ---------   --------   -----------   ----------   -----------  ------  ---------

Purchases of Investments
- ------------------------

                                                                      NONE


Sales of Investments
- --------------------

                                                                      NONE





Notes:
(A)This schedule lists all transactions or series of transactions which aggregate in excess of 5% of the Fund assets at the beginning of the current year, as required by the Department of Labor.
(B)The cost and the current value of asset for purchases of investments are not presented as they are the same.

                  OLD REPUBLIC INTERNATIONAL CORPORATION
                EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

         Schedule II - Allocation of Net Assets Available for Plan Benefits - Employee's Account by Investment Program

                        December 31, 1994 and 1993

                        __________________________

                                                             1994                                  1993
                                            ------------------------------------  ------------------------------------
                                              Fund "A"    Fund "O"    Combined      Fund "A"    Fund "O"    Combined
                                              --------    --------    --------      --------    --------    --------
ASSETS
Investments, at fair value:
  Collective Trusts:
    Short-term Investment Fund              $ 9,106,298  $  754,810 $  9,861,108  $ 5,240,480  $  219,143 $  5,459,623
  Old Republic International Corporation:
    Common shares                                 -       2,774,400    2,774,400        -       2,953,920    2,953,920
    Debentures                                    -          14,400       14,400        -           -             -
  United States Government obligations        4,788,196       -        4,788,196    5,874,240       -        5,874,240
  Corporate bonds                            14,885,388       -       14,885,388   16,186,118       -       16,186,118
  Other common stock                              -       4,809,782    4,809,782        -       3,449,194    3,449,194
  Mutual funds                                    -         273,224      273,224        -         290,709      290,709
                                            -----------  ----------  -----------  -----------  ----------  -----------
                                             28,779,882   8,626,616   37,406,498   27,300,838   6,912,966   34,213,804

Contributions receivable:
  Employees                                      (6,511)      8,407        1,896       (4,384)     10,114        5,730
Accrued interest and dividends receivable       445,447      20,653      466,100      401,790       9,883      411,673
                                            -----------  ----------  -----------  -----------  ----------  -----------
                                            $29,218,818  $8,655,676  $37,874,494  $27,698,244  $6,932,963  $34,631,207
                                            ===========  ==========  ===========  ===========  ==========  ===========



LIABILITIES AND NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
Unpaid withdrawal and termination benefits  $   749,982  $  309,361  $ 1,059,343  $   165,954  $    3,825  $   169,779
Other payables                                   35,750       9,270       45,020       15,846       3,808       19,654
                                            -----------  ----------  -----------  -----------  ----------  -----------
Total liabilities                               785,732     318,631    1,104,363      181,800       7,633      189,433
                                            -----------  ----------  -----------  -----------  ----------  -----------

Net assets available for plan benefits       28,433,086   8,337,045   36,770,131   27,516,444   6,925,330   34,441,774
                                            -----------  ----------  -----------  -----------  ----------  -----------

                                            $29,218,818  $8,655,676  $37,874,494  $27,698,244  $6,932,963  $34,631,207
                                            ===========  ==========  ===========  ===========  ==========  ===========






                  OLD REPUBLIC INTERNATIONAL CORPORATION
                EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

         Schedule II - Allocation of Net Assets Available for Plan Benefits - Companies' Account by Investment Program

                             December 31, 1994
                        __________________________

                                                 Fund "B"      Fund "E"       Fund "F"      Fund "G"     Combined
                                                 --------      --------       --------      --------     --------
ASSETS
Investments, at fair value:
  Collective Trusts:
    Short-term Investment Fund                $     99,597     $24,207        $     -      $      1    $    123,805
    Intermediate Bond Fund                           -             -             71,087         -            71,087
  Old Republic International Corporation:
    Series "D" preferred shares                 94,590,890         -                -           -        94,590,890
    Common shares                                7,413,891         -                -           -         7,413,891
  Mutual funds                                       -             -                -       554,691         554,691
                                              ------------     -------        ---------    --------    ------------
                                               102,104,378      24,207           71,087     554,692     102,754,364

Contributions receivable:
  Companies                                      5,255,167         -                -          -          5,255,167
Accrued interest and dividends receivable            1,782         117               89         960           2,948
                                              ------------     -------        ---------    --------    ------------
                                              $107,361,327     $24,324        $  71,176    $555,652    $108,012,479
                                              ============     =======        =========    ========    ============

LIABILITIES AND NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
Notes payable to banks                        $ 16,084,234     $   -          $     -      $    -      $ 16,084,234
Accrued interest payable                           164,026         -                -           -           164,026
Unpaid administrative expenses                       4,595          39               71         506           5,211
                                              ------------     -------        ---------    --------    ------------
   Total liabilities                            16,252,855          39               71         506      16,253,471
                                              ------------     -------        ---------    --------    ------------

Net assets available for plan benefits:
  Allocated to participants                     81,795,798      24,285           71,105     555,146      82,446,334
  Not allocated to participants                  9,312,674         -                -           -         9,312,674
                                              ------------     -------        ---------    --------    ------------
   Total net assets available for plan
   benefits                                     91,108,472      24,285           71,105     555,146      91,759,008
                                              ------------     -------        ---------    --------    ------------
                                              $107,361,327     $24,324        $  71,176    $555,652    $108,012,479
                                              ============     =======        =========    ========    ============


                  OLD REPUBLIC INTERNATIONAL CORPORATION
                EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

         Schedule II - Allocation of Net Assets Available for Plan Benefits - Companies' Account by Investment Program

                             December 31, 1993
                        __________________________

                                                 Fund "B"      Fund "E"         Fund "F"      Fund "G"     Combined
                                                 --------      --------         --------      --------     --------
ASSETS
Investments, at fair value:
  Collective Trusts:
    Short-term Investment Fund                 $    91,768     $26,002        $   -        $      1    $    117,771
    Intermediate Bond Fund                           -           -               41,592       -              41,592
  Old Republic International Corporation:
    Series "D" preferred shares                100,711,477       -                -           -         100,711,477
    Common shares                               16,332,286       -                -           -          16,332,286
  Mutual funds                                       -           -                -         267,543         267,543
                                              ------------     -------        ---------    --------    ------------
                                               117,135,531      26,002           41,592     267,544     117,470,669

Contributions receivable:
  Companies                                         24,909       -                -           -              24,909
Accrued interest and dividends receivable              320          74            -           -                 394
                                              ------------     -------        ---------    --------    ------------
                                              $117,160,760     $26,076        $  41,592    $267,544    $117,495,972
                                              ============     =======        =========    ========    ============

LIABILITIES AND NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
Notes payable to banks                        $ 17,384,234     $ -            $   -        $  -        $ 17,384,234
Accrued interest payable                           137,676       -                -           -             137,676
Unpaid administrative expenses                      26,436          18               25         157          26,636
                                              ------------     -------        ---------    --------    ------------
   Total liabilities                            17,548,346          18               25         157      17,548,546
                                              ------------     -------        ---------    --------    ------------

Net assets available for plan benefits:
  Allocated to participants                     86,580,829      26,058           41,567     267,387      86,915,841
  Not allocated to participants                 13,031,585       -                -           -          13,031,585
                                              ------------     -------        ---------    --------    ------------
   Total net assets available for plan
   benefits                                     99,612,414      26,058           41,567     267,387      99,947,426
                                              ------------     -------        ---------    --------    ------------
                                              $117,160,760     $26,076        $  41,592    $267,544    $117,495,972
                                              ============     =======        =========    ========    ============

                  OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVING AND STOCK OWNERSHIP

       Schedule III - Allocation of Changes in Net Assets Available for Plan Benefits - Employees' Account by Investment Program
              for the years ended December 31, 1994 and 1993

                      ______________________________

                                                          1994                                     1993
                                          -------------------------------------    -------------------------------------
                                            Fund "A"     Fund "O"     Combined       Fund "A"     Fund "O"     Combined
                                            --------     --------     --------       --------     --------     --------
Additions:
  Employee contributions                  $ 5,545,240   $2,207,707  $ 7,752,947    $ 5,599,566   $1,925,543  $ 7,525,109
  Interfund transfers                         (58,655)      58,655        -           (306,466)     306,466        -
  Interest income                           1,776,051       20,542    1,796,593      1,560,158       20,436    1,580,594
  Dividend income                               -          208,270      208,270          -          137,536      137,536
  Net appreciation (depreciation) in
   fair value of investments               (1,736,774)     106,485   (1,630,289)       312,278      (78,176)     234,102
                                          -----------   ----------  -----------    -----------   ----------  -----------
                                            5,525,862    2,601,659    8,127,521      7,165,536    2,311,805    9,477,341
                                          -----------   ----------  -----------    -----------   ----------  -----------

  Termination and withdrawal benefits       4,589,316    1,184,482    5,773,798      3,461,840    1,159,530    4,621,370
  Administrative expenses                      19,904        5,462       25,366         15,846        3,808       19,654
                                          -----------   ----------  -----------    -----------   ----------   ----------
                                            4,609,220    1,189,944    5,799,164      3,477,686    1,163,338    4,641,024
                                          -----------   ----------  -----------    -----------   ----------   ----------

NET ADDITIONS (DEDUCTIONS)                    916,642    1,411,715    2,328,357      3,687,850    1,148,467    4,836,317

Net assets available for plan benefits,
 beginning of year                         27,516,444    6,925,330   34,441,774     23,828,594    5,776,863   29,605,457
                                          -----------   ----------  -----------    -----------   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                              $28,433,086   $8,337,045  $36,770,131    $27,516,444   $6,925,330  $34,441,774
                                          ===========   ==========  ===========    ===========   ==========  ===========


                  OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVING AND STOCK OWNERSHIP

       Schedule III - Allocation of Changes in Net Assets Available
       for Plan Benefits - Companies' Account by Investment Program
                   for the year ended December 31, 1994
                        __________________________

                                            Fund "B"      Fund "E"       Fund "F"     Fund "G"      Combined
                                            --------      --------       --------     --------      --------
Additions:
  Company contributions                  $  5,268,531     $   -          $   -       $   -       $  5,268,531
  Interfund transfers                        (367,607)      12,310         32,831     322,466           -
  Interest income                              20,524        1,182          3,119       8,218          33,043
  Dividend income                           3,150,704         -              -          1,960       3,152,664
  Net appreciation (depreciation) in
   fair value of investments               (7,146,643)        -            (1,795)      7,028      (7,141,410)
                                         ------------     --------       --------    --------    ------------
                                              925,509       13,492         34,155     339,672       1,312,828
                                         ------------     --------       --------    --------    ------------

Deductions:
  Termination and withdrawal benefits       8,289,208       15,244          4,571      51,564       8,360,587
  Interest expense                            879,687         -              -           -            879,687
  Administrative expenses                     260,556           21             46         349         260,972
                                         ------------     --------       --------    --------    ------------
                                            9,429,451       15,265          4,617      51,913       9,501,246
                                         ------------     --------       --------    --------    ------------

    NET ADDITIONS (DEDUCTIONS)             (8,503,942)      (1,773)        29,538     287,759      (8,188,418)

Net assets available for plan benefits,
 beginning of year                         99,612,414       26,058         41,567     267,387      99,947,426
                                         ------------     --------       --------    --------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                             $ 91,108,472     $ 24,285       $ 71,105    $555,146    $ 91,759,008
                                         ============     ========       ========    ========    ============



                  OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVING AND STOCK OWNERSHIP

       Schedule III - Allocation of Changes in Net Assets Available
       for Plan Benefits - Companies' Account by Investment Program
                   for the year ended December 31, 1993
                        __________________________

                                            Fund "B"      Fund "E"         Fund "F"      Fund "G"     Combined
                                            --------      --------         --------      --------     --------
Additions:
  Company contributions                   $ 1,864,047     $   -          $     -        $    -       $ 1,864,047
  Interfund transfers                         (96,350)        648             10,461      85,241           -
  Interest income                              32,870       1,097              2,172          77          36,216
  Dividend income                           3,399,942         -                -             -         3,399,942
  Net appreciation (depreciation) in
   fair value of investments              (12,158,201)        -                  413      25,218     (12,132,570)
                                          -----------     -------        -----------    --------     -----------
                                           (6,957,692)      1,745             13,046     110,536      (6,832,365)
                                          -----------     -------        -----------    --------     -----------

Deductions:
  Termination and withdrawal benefits      10,288,463      15,248              4,042      12,846      10,320,599
  Interest expense                            778,663        -                 -            -            778,663
  Administrative expenses                     243,310          18                 25         157         243,510
                                          -----------     -------        -----------    --------     -----------
                                           11,310,436      15,266              4,067      13,003      11,342,772
                                          -----------     -------        -----------    --------     -----------

    NET ADDITIONS (DEDUCTIONS)            (18,268,128)    (13,521)             8,979       97,533     (18,175,137)

Net assets available for plan benefits,
 beginning of year                        117,880,542      39,579             32,588     169,854     118,122,563
                                          -----------     -------        -----------    --------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                              $99,612,414     $26,058        $    41,567    $267,387     $99,947,426
                                          ===========     =======        ===========    ========     ===========
